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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE MONTH OF       DECEMBER        , 2004
                                ---------------------

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                            PERUSAHAAN PERSEROAN (PERSERO)
                                             PT TELEKOMUNIKASI INDONESIA
                                         --------------------------------------
                                                     (REGISTRANT)


DATE    DECEMBER 17TH, 2004           BY        /s/ Rochiman Sukarno
     -------------------------           --------------------------------------
                                                     (SIGNATURE)
                                                  ROCHIMAN SUKARNO
                                              HEAD OF INVESTOR RELATION

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                                  PRESS RELEASE
                            No.TEL.926/PR000/UHI/2004

                TELKOM ISSUES IDR 1.125 TRILLION MEDIUM-TERM NOTE


JAKARTA, DECEMBER 17, 2004 - Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk (the "Company") hereby announced that it issues IDR 1.125 trillion Medium Term Notes (MTN), earmarked to refinanced some of the Company's obligation which mostly are denominated in foreign currencies. The MTN is issued through a private placement mechanism and are broken down into four tranches with maturities in June 15, 2005; December 15, 2005; June 15, 2006; and June 15, 2007, respectively.

Joint Lead Arrangers for this transaction are: PT ABN Amro Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities, and PT Mandiri Sekuritas.




ROCHIMAN SUKARNO
--------------------------
Head of Investor Relations

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP    : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID